SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2011, incorporated by reference herein:
Exhibit
99.1     Release dated August 29, 2011, entitled “REPORT TO SHAREHOLDERS FOR THE
           QUARTER AND YEAR ENDED JUNE 2011”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 29, 2011
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and
year ended 30 June 2011
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NASDAQ trading symbol: DROOY • (“DRDGOLD” or “the company”)
Review of operations
Quarter
Quarter
%
Quarter   12 months to   12 months to
%
Group
Jun 2011
Mar 2011
Change
Jun 2010
30 Jun 2011
30 Jun 2010
Change
Gold production
oz
63 079
67 387
(6)
61 632
265 179
241 194
10
kg
1 962
2 096
(6)
1 917
8 248
7 502
10
Gold production sold
oz
61 150
67 387
(9)
57 293
267 590
239 427
12
kg
1 902
2 096
(9)
1 782
8 323
7 447
12
Cash operating costs
US$ per oz
1 283
1 090
18
1 004
1 119
953
17
ZAR per kg
280 240
241 563
16
244 331
251 296
233 112
8
Gold price received
US$ per oz
1 522
1 411
8
1 204
1 372
1 092
26
ZAR per kg
331 372
312 913
6
292 769
308 221
267 292
15
Capital expenditure
US$ million
13.8
12.3
12
8.9
45.3
25.5
78
ZAR million
93.6
85.2
10
67.5
315.8
193.9
63
GROUP RESULTS
KEY FEATURES FOR THE YEAR
Dividend declared of 7.5 cents, up 50%
Gold production up 10% to 265 179oz
Ergo’s gold production up 37%
Revenue up 29% to R2 565.3 million
Operating proﬁt up 76% to R477.0 million
Headline earnings per share up 115% to 28 cents per share
Net cash inﬂow from operations up 504% to R323.9 million
Crown/Ergo pipeline project on schedule and within budget, to be completed in December 2011
Net asset value of Blyvoor written down to nil
STOCK
Issued capital
384 884 379 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 406 467 306
STOCK TRADED
JSE NASDAQ*
Average volume for the quarter 700 1 641
per day (‘000)
% of issued stock traded (annualised) 47 111
Price • High R4.00 $0.623
• Low R2.98 $0.426
• Close R3.27 $0.484
* This data represents per share data and not ADS data – one ADS reﬂects ten ordinary shares

Dear shareholder
I am pleased to report that our long commitment to a consistent set of strategic goals, is increasingly showing the desired outcomes.
Our stated strategy involves measures to reduce risk, manage costs and to increase margin. I have always believed that the true measure of the health of a business is its net cash ﬂow. This year our company generated net cash of R323.9 million from operations, up
504% from last year. Our operating proﬁt was R477.0 million, or 38%
of our market capitalisation as at 30 June 2011 and we managed
R315.8 million worth of capital reinvestment in our operations, without diluting shareholder equity.
Gold production from our mechanised, 24/7 recycling circuits comprised
66% of production. Importantly, we also gave credence to earlier statements that our underground operation is a ring-fenced risk, when we suspended ﬁnancial assistance to Blyvooruitzicht Gold Mining
Company Limited (“Blyvoor”) in June. Blyvoor has been fully impaired in the year under review, which of course has a once off, non-cash impact on proﬁt. Headline earnings (“HEPS”) are not affected by this accounting adjustment, and are up 115% year on year.
We are also delighted to declare a dividend for the fourth year in a row.
This year’s 7.5 cents per share dividend is up 50% from the previous year, and our stock offers the second highest dividend yield amongst South
African gold mining companies.
Safety, health and environment
The Group’s safety, health and environmental performance for FY2011 will be reported comprehensively in its Sustainable Development Report, to be published on or about 30 September 2011.
It is pleasing to report, in the meantime, that the Group recorded its second fatality-free quarter in succession.
Good progress continues to be made with the behavior-based safety initiative: a steering committee has been elected and trained; a list of critical behaviors compiled from analysis of accidents; observer checklists prepared for critical behaviours; observers selected and trained and safety ofﬁcers trained to observe observers.
During the quarter, a total of R12.8 million was spent on environmental management issues.
Production
Total gold production for the year under review rose by 10% to 265 179oz from 241 194oz in the previous year. This reﬂected continued recovery of the underground circuit of Blyvoor from the negative impact of seismicity-
induced damage to high-grade production areas at No 5 Shaft and continued bedding down of the Ergo surface retreatment circuit.
Total gold production for the quarter under review was 2% higher at
63 079oz compared with 61 632oz produced in the comparable quarter of FY2010 as a result of strong performances by the Blyvoor surface retreatment circuit and the Ergo circuit offsetting the impact of lower production from the Blyvoor underground and Crown circuits, the circumstances of which are commented upon in greater detail under the
Detailed operational review below.
Reserves and resources
Attributable mineral reserves remained unchanged at 7.3Moz in FY2011.
The attributable mineral resource increased slightly to 60.2Moz.
The FY2011 reserve and resource information was prepared in compliance with the South African Code for Reporting of Exploration Results, Mineral
Resource and Mineral Reserves (“SAMREC”) by DRDGOLD’s designated competent persons, Mr R Botha and Mr V Labuschagne, who are both employees of DRDGOLD.
Financial
Year on year
Revenue for the year increased by 29% to R2 565.3 million (FY2010:
R1 990.5 million) reﬂecting higher gold production and a 15% increase in the average Rand gold price received to R308 221/kg (FY2010: R267 292/kg).
Cash operating unit costs for the year were 8% higher at R251 296/kg
(FY2010: R233 122/kg), a consequence mainly of electricity price increases and higher winter tariffs imposed by power utility Eskom.
Operating proﬁt was 76% higher at R477.0 million (FY2010:
R271.6 million). HEPS was 115% higher at 28 SA cents (FY2010: 13 SA cents).
Capital expenditure was 63% higher at R315.8 million (FY2010:
R193.9 million), reﬂective mainly of continued investment in development of the Crown/Ergo pipeline to more fully exploit synergies between the two surface circuits.
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2010, which we ﬁled with the United States Securities and Exchange Commission on 29 October 2010 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
DRDGOLD LIMITED
Shareholder Report 2011

Q42011 v Q42010
Revenue for the quarter was 21% higher at R630.2 million compared with
R521.7 million in the comparable quarter of FY2010 reﬂecting higher gold production and a higher average Rand gold price received.
Cash operating unit costs were 15% higher at R280 240/kg (Q4 2010:
R244 331/kg), due mainly to the aforementioned higher electricity costs.
Operating proﬁt was 21% higher at R111.0 million (Q4 2010:
R91.5 million). HEPS was 67% lower at 8 SA cents (Q4 2010: 24 SA cents).
Loss before taxation for the quarter was R523.1 million mainly due to a
R546.6 million impairment of Blyvoor’s property, plant and equipment, consequent upon that operation’s previously reported current ﬁnancially distressed position (see below under Corporate activity).
Corporate activity
On 23 June 2011, DRDGOLD’s Board of Directors (“DRDGOLD Board”)
announced its decision to suspend any further ﬁnancial assistance to
Blyvoor, pointing out that Blyvoor’s operating and consequent ﬁnancial difﬁculties were continuing; that the internal revolving credit facility for Blyvoor was fully drawn down and that the operation needed an estimated R80 million in ﬁnancial assistance through to December 2011.
The Board of Directors of Blyvoor announced simultaneously its decision to start business rescue proceedings for Blyvoor in terms of Chapter 6 of
South Africa’s new Companies Act.
Subsequent to this, on 14 July 2011, DRDGOLD announced that Blyvoor had accepted an offer of assistance from AngloGold Ashanti Limited
(“AGA”), subject to ﬁnalisation of a binding agreement, in terms of which
AGA would sell to Blyvoor some 390 000m² of its neighbouring Savuka mining area for R35 million. Pending the necessary regulatory approvals and subject to the afore-mentioned ﬁnalisation of a binding agreement,
Blyvoor will mine the area under contract.
The DRDGOLD Board believes that there may be potential for Blyvoor to generate signiﬁcant free cashﬂow by mining the Savuka ground, which will assist in respect of discussions between DRDGOLD and prospective lenders to Blyvoor and suitors for DRDGOLD’s 74% interest in the operation.
Meanwhile, the Blyvoor business rescue process, led by a registered business rescue practitioner, has been continuing. On 17 August 2011, the
High Court granted an extension until 1 November for the publication of a business rescue plan. Blyvoor sought the extension so that various processes currently under way, critical to the ﬁnalisation of the plan could be concluded. These processes include; discussions on terms with creditors; wage negotiations with unions and associations; negotiations with neighbouring mines regarding further asset acquisitions and on-mine measures to improve labour, energy and water efﬁciencies.
Detailed operational review
Blyvoor
Year on year
Total gold production for the year was 121 114oz, up 14% from
106 452oz. This reﬂected continued recovery of the underground operations from the effects of substantial seismic damage in the high-grade areas of No 5 Shaft and a protracted, wage-related strike in the previous year.
Underground production rose by 18% to 91 470oz from 77 226oz, while surface production was stable, rising by 1% to 29 644oz from 29 226oz.
Total cash operating unit costs increased by 9% to R289 870/kg from
R265 445/kg, a consequence mainly of power utility Eskom’s price increases and higher winter tariffs. Underground cash operating unit costs rose by 5% to R342 123/kg from R324 736/kg and surface cash operating unit costs by 18% to R128 636/kg from R108 771/kg.
Operating proﬁt rose substantially to R70.0 million from R16.3 million due to improved gold production and a higher average Rand gold price received.
Capital expenditure, 19% higher at R94.4 million (FY2010: R79.6 million), was directed mainly towards the relocation and installation of an ERPM compressor, and to opening up and development.
Q42011 v Q42010
Total gold production for the quarter under review was 27 715oz, an improvement of 4% on the 26 685oz achieved in the comparable quarter of FY2010. The key driver of this was substantially higher surface gold production.
Underground gold production was 7% lower at 19 548oz (Q4 2010:
21 027oz). This reﬂected the negative impact of six production shifts lost due to unscheduled Eskom power outages; voluntary suspension of production from some high-grade No 5 Shaft areas in the interests of safety because of elevated levels of seismicity; six production shifts lost due to a Section 54 safety-related stoppage at No 6 Shaft; and an explosion at an explosives supplier’s site necessitating the use of sub-
optimal explosives for some weeks, resulting in too much fragmentation and gold loss. Surface gold production increased by 44% to 8 167oz
(Q4 2010: 5 658oz), a consequence of both higher throughput and grade in respect of surface sources, and a general surface clean-up operation conducted during the quarter.
Total cash operating unit costs were 17% higher at R344 006/kg
(Q4 2010: R293 034/kg) due mainly to the combined effect of Eskom’s
28.2% electricity price increase and higher winter tariffs. The combined effect of this and Eskom’s winter tariff was a cash operating unit cost rise of R28 000/kg. Underground cash operating unit costs rose by 30% to
R432 910/kg (Q4 2010: R333 986/kg), while surface cash operating unit costs dropped by 7% to R131 197/kg (Q4 2010: R140 858/kg).
An operating loss of R0.6 million was incurred compared with a
R4.6 million operating proﬁt in the comparable quarter of FY2010, reﬂecting the impact of higher costs.
Capital expenditure, 35% higher at R26.5 million (Q4 2010: R19.6 million), was directed mainly towards opening up and development.
Crown
Year on year
Total gold production for the year was down 4% to 95 713oz from
99 410oz in FY2010. This was as a consequence of a 2% decline in average grade from 0.43g/t to 0.42g/t. Throughput was stable at 7 120 000t.
Total cash operating unit costs increased by 13% to R225 653/kg from
R199 135/kg, reﬂecting lower gold production and the effect of Eskom electricity price increases.
Operating proﬁt increased by 18% to R248.5 million (FY2010:
R210.0 million), a substantially higher average Rand gold price received offsetting the impact of lower production.
Capital expenditure, substantially higher at R148.2 million (FY2010:
R45.8 million), was directed mainly towards the Crown/Ergo pipeline project.
Q42011 v Q42010
Gold production for the quarter under review was 22 152oz compared with 24 081oz for the comparable quarter in FY2010, a decline of 8%.
This was due to a 12% decline in grade to 0.38g/t from 0.43g/t, mainly reﬂecting the conclusion of recovery of surface material from the Top Star site. Throughput was 4% higher at 1 834 000t (Q4 2010: 1 760 000t).
Cash operating unit costs were 17% higher at R247 673/kg (Q4 2010:
R211 216/kg), a consequence of lower gold production and the combined effect of Eskom’s 28.2% electricity increase and higher winter tariff.
DRDGOLD LIMITED
Shareholder Report 2011

Operating proﬁt was virtually unchanged at R55.4 million, the higher average Rand gold price received offsetting the impact of lower production.
Capital expenditure was R40.6 million (Q4 2010: R34.0 million), reﬂecting on-going development of the Crown/Ergo pipeline.
Ergo
Year on year
Total gold production for the year under review was 37% higher at
48 352oz (FY2010: 35 332oz). This reﬂects an 11% rise in throughput to
13 206 000t (FY2010: 11 867 000t) and a 22% rise in average grade to
0.11g/t (FY2010: 0.09g/t), resulting from continued build-up of slimes recovery from the Elsburg Tailings Complex.
Total cash operating unit costs dropped by 11% to R205 436/kg (FY2010:
R231 294/kg) due mainly to the marked increase in gold production
Operating proﬁt leapt to R158.5 million from R45.3 million, the result of higher gold production, lower costs and a higher Rand gold price received.
Lower capital expenditure of R57.1 million (FY2010: R62.2 million), reﬂecting completion of pumping and pipeline infrastructure to bring the Elsburg Tailings Complex fully on line, was directed mainly towards refurbishment of the second carbon in leach (“CIL”) circuit at the Brakpan plant and increasing the capacity of the Brakpan tailings deposition site.
Q42011 v Q42010
Gold production for the quarter under review was 13 212oz, up 22%
on the 10 866oz produced in the comparable quarter of FY2010. This reﬂects an improvement of 11% in throughput to 3 617 000t (Q4 2010:
3 269 000t) and of 10% in average grade to 0.11g/t (Q4 2010: 0.10g/t), both indicative of continued optimisation of the Ergo circuit.
Higher gold production contained an increase in cash operating unit costs by 2% at R201 095/kg (Q4 2010: R198 118/kg).
Operating proﬁt was up 77% at R56.2 million (Q4 2010: R31.8 million)
due to higher gold production, well controlled costs and a higher Rand gold price received.
Capital expenditure was R18.5 million (Q4 2010: R11.4 million), reﬂecting on-going refurbishment of the Brakpan plant’s second CIL circuit and work to increase the Brakpan tailings deposition facility’s capacity.
Zimbabwe
At the 610ha Leny exploration site, opening up of the quartz veins is continuing. By the end of the quarter, 150m had been opened up along strike at a depth of 8m, with grades varying considerably from 1-33g/t.
Results of a soil geochem survey, which will inform a decision whether or not to proceed with a second drilling programme are expected by the end of September 2011.
At the 310ha Ascot exploration site, a soil geochem survey and selective trenching have been completed. Results of these are expected during
September and will inform a decision whether or not to proceed with a drilling programme.
At the 110ha Dilcap (John Bull) exploration site, a decision on a drilling programme will depend on results from magnetic, IP and soil geochem surveys – all completed – which are expected during September.
At Zhombe, 21 new claims covering 210ha have been pegged. Magnetic,
IP and soil geochem surveys are to be carried out over these. Other claims in the area show very high grade.
At Gweru we have secured a two year option over a leasehold spanning approximately 21 000 hectares where drilling is currently underway.
Dividend
The DRDGOLD Board has declared a ﬁnal dividend of 7.5 South African cents per ordinary share for the year ended 30 June 2011, which amounts to a total ﬁnal dividend payout of R28.9 million. The dividend is declared in Rands.
In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
2011
Last date to trade ordinary shares cum dividend Friday, 7 October
Ordinary shares trade ex dividend Monday, 10 October
Record date Friday, 14 October
Payment date Monday, 17 October
On payment date, dividends due to holders of certiﬁcated securities on the South African share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday,
10 October 2011 and Friday, 14 October 2011, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom registers will be Monday, 17 October 2011.
To holders of ADSs
Each ADS represents ten ordinary shares
2011
ADSs trade ex dividend on NASDAQ Wednesday,12 October
Record date Friday, 14 October
Approximate date for currency conversion Friday, 21 October
Approximate payment date of dividend Monday, 31 October
Assuming an exchange rate of R7.20/$1, the dividend payable per ADS is equivalent to 10.42 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Looking ahead
We are now in a position to add a level of detail to our statement of strategic objectives. Reducing risk means further growing surface recovery exposure and phasing out our deep level underground mining operation.
Improving margin and managing costs means optimising recoveries at Crown and Ergo whilst improving efﬁciencies. In this regard we are encouraged by recent ﬁndings in the ongoing research at Ergo. We intend to build on this and match its science to appropriate technology to increase recoveries from current throughput.
Responsible growth means that our internal growth will be focused on organic business enhancement with near term payback. External growth will remain focused on exploration opportunities in Zimbabwe, and possibly Mozambique.
At Blyvoor the Business Rescue Practitioner is preparing a business plan that will facilitate divestiture on appropriate terms. Progress has been encouraging. Our objective is to have certainty on a new Blyvoor structure by the end of this calendar year.
We intend to appoint a dedicated management team to ERPM Extensions
1 and 2. Their key task will be to take it up the value curve and position it appropriately to unlock the potential of the 18 million ounce resource.
Niël Pretorius
Chief Executive Ofﬁcer
29 August 2011
DRDGOLD LIMITED
Shareholder Report 2011

The condensed consolidated preliminary ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International
Financial Reporting Standards (“IFRS”) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim
Financial Reporting applied to year end reporting, and South African Statements and Interpretations of Statements of Generally Accepted Accounting
Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2010.
The condensed consolidated ﬁnancial statements of DRDGOLD Limited for the year ended 30 June 2011 have been reviewed by Mr R Davel of KPMG Inc, the group’s auditor. In their review report dated 29 August 2011, which is available for inspection at the Company’s Registered Ofﬁce, KPMG Inc state that their review was conducted in accordance with the International Standard on Review Engagements 2410, Review of Interim Information Performed by the
Independent Auditor of the Entity, which applies to a review of group preliminary ﬁnancial information, and have expressed an unmodiﬁed conclusion on the condensed consolidated preliminary ﬁnancial statements.
5
DRDGOLD LIMITED
Shareholder Report 2011
Condensed consolidated statement of comprehensive income
Quarter
Quarter
Quarter     12 months to     12 months to
Jun 2011
Mar 2011 Jun 2010
30 Jun 2011
30 Jun 2010
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Gold and silver revenue
630.2
655.9 521.7
2 565.3
1 990.5
Net operating costs
(519.2)
(510.8) (430.2)
(2 088.3)
(1 718.9)
Cash operating costs
(549.8)
(506.4) (468.4)
(2 072.7)
(1 748.8)
Movement in gold in process
30.6
(4.4) 38.2
(15.6)
29.9
Operating proﬁt
111.0
145.1 91.5
477.0
271.6
Depreciation
(34.9)
(32.7) (57.7)
(130.9)
(190.8)
Movement in provision for environmental rehabilitation (note 1)
(35.3)
(7.8) 110.9
(52.6)
88.0
Retrenchment costs
–
(0.4) (0.5)
(0.8)
(20.1)
Net operating proﬁt
40.8
104.2 144.2
292.7
148.7
Impairments (note 2)
(547.7)
– (6.2)
(547.7)
(6.2)
Corporate, administration and other expenses
(59.2)
(35.4) (12.0)
(158.5)
(116.6)
Share-based payments
(0.9)
(0.8) (0.6)
(3.5)
(4.1)
Net gain/(loss) on ﬁnancial liabilities measured at amortised cost (note 3)
33.5
(1.9) 6.2
17.1
6.2
Proﬁt on disposal of assets
1.6
– 0.9
3.3
13.7
Proﬁt on disposal of subsidiaries and joint venture
–
– 158.2
–
158.2
Finance income
6.4
5.2 7.4
27.8
27.4
Finance expenses
2.4
(6.5) (7.2)
(14.4)
(15.7)
(Loss)/proﬁt before taxation
(523.1)
64.8 290.9
(383.2)
211.6
Income tax
(0.4)
(0.2) 12.4
(6.3)
(10.3)
Deferred tax (note 4)
15.6
(5.5) (55.4)
(25.9)
2.0
Net (loss)/proﬁt for the period
(507.9)
59.1 247.9
(415.4)
203.3
Attributable to:
Equity owners of the parent
(367.9)
48.1 240.9
(287.9)
207.8
Non-controlling interest
(140.0)
11.0 7.0
(127.5)
(4.5)
(507.9)
59.1 247.9
(415.4)
203.3
Other comprehensive income
Foreign exchange translation reserve
0.8
– (156.8)
0.8
(156.5)
Mark-to-market of available-for-sale investments
0.3
– 5.2
0.3
5.2
Total comprehensive (loss)/income for the period
(506.8)
59.1 96.3
(414.3)
52.0
Attributable to:
Equity owners of the parent
(366.9)
48.1 88.0
(286.9)
55.2
Non-controlling interest
(139.9)
11.0 8.3
(127.4)
(3.2)
(506.8)
59.1 96.3
(414.3)
52.0
Reconciliation of headline earnings
Net (loss)/proﬁt
(367.9)
48.1 240.9
(287.9)
207.8
Adjusted for:
– Impairments
547.7
– 6.2
547.7
6.2
– Proﬁt on disposal of assets
(1.6)
– (0.9)
(3.3)
(13.7)
– Proﬁt on disposal of subsidiaries and joint venture
–
– (158.2)
–
(158.2)
– Non-controlling interest in headline earnings adjustment
(150.0)
– 3.5
(149.6)
6.8
– Taxation thereon
0.8
– –
0.8
–
Headline earnings
29.0
48.1 91.5
107.7
48.9
Headline earnings per share-cents
8
13 24
28
13
Basic (loss)/earnings per share-cents
(96)
13 63
(75)
55
Diluted headline earnings per share-cents
8
13 24
28
13
Diluted basic (loss)/earnings per share-cents
(96)
13 63
(75)
55
Calculated on the weighted average ordinary shares issued of :
384 884 379
384 884 379
382 569 557       384 884 379
380 407 239

Condensed consolidated statement of ﬁnancial position
As at
As at
As at
30 Jun 2011
31 Mar 2011 30 Jun 2010
Rm
Rm Rm
Reviewed
Unaudited Reviewed
Assets
Non-current assets
1 778.6
2 231.0 2 178.1
Property, plant and equipment (note 2)
1 550.1
1 992.6 1 863.2
Non-current Investments and other assets
25.1
24.8 48.1
Environmental rehabilitation trust funds
134.2
132.8 126.1
Deferred tax asset
69.2
80.8 140.7
Current assets
510.0
498.4 402.1
Inventories
122.9
95.5 132.6
Trade and other receivables
128.0
119.3 66.3
Cash and cash equivalents
259.1
268.6 188.2
Assets classiﬁed as held for sale
–
15.0 15.0
Total assets
2 288.6
2 729.4 2 580.2
Equity and Liabilities
Equity
1 219.2
1 725.1 1 649.9
Equity of the owners of the parent
1 247.3
1 613.3 1 550.6
Non-controlling interest
(28.1)
111.8 99.3
Non-current liabilities
659.4
687.4 661.1
Loans and borrowings (note 5)
40.4
73.8 59.0
Post-retirement and other employee beneﬁts
6.3
14.1 13.4
Provision for environmental rehabilitation
490.2
449.8 420.6
Deferred tax liability
122.5
149.7 168.1
Current liabilities
410.0
316.9 269.2
Trade and other payables
330.7
238.1 269.2
Loans and borrowings (note 5)
79.3
78.8 –
Total equity and liabilities
2 288.6
2 729.4 2 580.2
Condensed consolidated statement of changes in equity
Quarter
Quarter
Quarter  12 months to  12 months to
Jun 2011
Mar 2011 Jun 2010
30 Jun 2011
30 Jun 2010
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Balance at the beginning of the period
1 725.1
1 665.5 1 539.7
1 649.9
1 584.0
Share capital issued
–
(0.3) 13.3
(0.7)
28.8
– for acquisition ﬁnance and cash
–
– 14.3
–
29.8
– for share options exercised
–
– –
–
1.1
– for costs
–
(0.3) (1.0)
(0.7)
(2.1)
Increase in share-based payment reserve
0.9
0.8 0.6
3.5
4.1
Net (loss)/proﬁt attributable to equity owners of the parent
(367.9)
48.1 240.9
(287.9)
207.8
Net (loss)/proﬁt attributable to non-controlling interest
(140.0)
11.0 7.0
(127.5)
(4.5)
Dividends paid on ordinary share capital
–
– –
(19.2)
(19.0)
Other comprehensive income
1.1
– (151.6)
1.1
(151.3)
Balance as at the end of the period
1 219.2
1 725.1 1 649.9
1 219.2
1 649.9
Condensed consolidated statement of cash ﬂows
Quarter
Quarter
Quarter  12 months to  12 months to
Jun 2011
Mar 2011 Jun 2010
30 Jun 2011
30 Jun 2010
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Net cash inﬂow from operations
103.0
120.4 154.1
323.9
53.6
Net cash outﬂow from investing activities
(114.6)
(85.2) (111.1)
(335.1)
(226.4)
Net cash in/(out)ﬂow from ﬁnancing activities
1.3
(0.3) (55.2)
81.3
7.8
(Decrease)/increase in cash and cash equivalents
(10.3)
34.9 (12.2)
70.1
(165.0)
Translation adjustment
0.8
– (0.9)
0.8
(0.4)
Opening cash and cash equivalents
268.6
233.7 201.3
188.2
353.6
Closing cash and cash equivalents
259.1
268.6 188.2
259.1
188.2
Reconciliation of net cash inﬂow from operations
(Loss)/proﬁt before taxation
(523.1)
64.8 290.9
(383.2)
211.6
Adjusted for:
Movement in gold in process
(30.6)
4.4 (38.2)
15.6
(29.9)
Depreciation and impairment
582.6
32.7 63.9
678.6
197.0
Movement in provision for environmental rehabilitation
35.3
7.8 (110.9)
52.6
(88.0)
Share-based payments
0.9
0.8 0.6
3.5
4.1
Net (gain)/loss on ﬁnancial liabilities measured at amortised cost
(33.5)
1.9 (6.2)
(17.1)
(6.2)
Proﬁt on disposal of assets
(1.6)
– (0.9)
(3.3)
(13.7)
Proﬁt on disposal of subsidiaries and joint venture
–
– (158.2)
–
(158.2)
Finance expense and unwinding of provisions
0.8
2.6 4.8
9.4
10.8
Growth in Environmental Trust Funds
(2.8)
(1.7) (2.4)
(8.4)
(9.5)
Other non-cash items
(11.9)
(1.3) (26.0)
(14.3)
(25.3)
Taxation paid
(0.4)
– (0.5)
(6.2)
(12.6)
Working capital changes
87.3
8.4 137.2
(3.3)
(26.5)
Net cash inﬂow from operations
103.0
120.4 154.1
323.9
53.6
DRDGOLD LIMITED
Shareholder Report 2011

DRDGOLD LIMITED
Shareholder Report 2011
Notes to ﬁnancial statements
1. Movement in provision for environmental rehabilitation
The current year charge to proﬁt or loss includes a charge of R11.0 million for East Rand Proprietary Mines Limited (“ERPM”), R27.2 million for Crown,
R5.6 million for Blyvoor and R9.2 million for Ergo relating to ongoing mining activities. The prior year credit to proﬁt or loss includes credits of R63.4 million and R4.8 million relating to the derecognition of the provisions of Durban Roodepoort Deep and West Witwatersrand Gold Mines (Pty) Ltd respectively.
2. Impairments
The current year impairment includes R546.6 million in respect of Blyvoor’s property, plant and equipment as a result of the uncertainties brought about by their current distressed ﬁnancial position.
3. Net gain/(loss) on ﬁnancial liabilities measured at amortised cost
The net gain/(loss) on ﬁnancial liabilities measured at amoritised cost in the statement of comprehensive income comprises the expected cash ﬂows of the preference shares issued to Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust. These preference shares are re-assessed on a quarterly basis and based on the expected future cash ﬂows from ERPM and Blyvoor.
4. Deferred tax
During the year under review the company changed the deferred tax rate from the maximum statutory rate to the expected average effective tax rate, resulting from the income tax formula for mining income. This change has been accounted for as a change in estimate and is therefore applied prospectively. The reason for the change is to align ourselves with the rest of the gold mining industry in South Africa. The change reduced the expense through proﬁt or loss and the net deferred tax liability with R40.1 million.
5. Loans and borrowings
Included in loans and borrowings is a R500 million Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD may from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance
Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured.
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Metric
Blyvoor
Crown
Ergo
Total
Operations
Ore milled (t’000) Underground
Jun 2011 Qtr
182
–
–
182
Mar 2011 Qtr 172
– –
172
Jun 2011 Ytd 732
– –
732
Surface
Jun 2011 Qtr
779
1 834
3 617
6 230
Mar 2011 Qtr 828
1 796
3 227 5 851
Jun 2011 Ytd 3 129
7 120
13 206 23 455
Total
Jun 2011 Qtr
961
1 834
3 617
6 412
Mar 2011 Qtr 1 000
1 796
3 227 6 023
Jun 2011 Ytd 3 861
7 120
13 206 24 187
Yield (g/t) Underground
Jun 2011 Qtr
3.34
–
–
3.34
Mar 2011 Qtr 4.19
–
– 4.19
Jun 2011 Ytd 3.89
–
– 3.89
Surface
Jun 2011 Qtr
0.33
0.38
0.11
0.22
Mar 2011 Qtr 0.28
0.42
0.12 0.24
Jun 2011 Ytd 0.29
0.42
0.11 0.23
Total
Jun 2011 Qtr
0.90
0.38
0.11
0.31
Mar 2011 Qtr
0.95
0.42
0.12 0.35
Jun 2011 Ytd 0.98 0.42 0.11 0.34
Gold produced (kg) Underground
Jun 2011 Qtr
608
–
–
608
Mar 2011 Qtr 720 – – 720
Jun 2011 Ytd 2 845
–
– 2 845
Surface
Jun 2011 Qtr
254
689
411
1 354
Mar 2011 Qtr 229
758
389 1 376
Jun 2011 Ytd 922
2 977
1 504 5 403
Total
Jun 2011 Qtr
862
689
411
1 962
Mar 2011 Qtr 949
758
389 2 096
Jun 2011 Ytd 3 767 2 977 1 504 8 248
Cash operating costs (ZAR per kg) Underground
Jun 2011 Qtr
432 910
–
–
432 910
Mar 2011 Qtr 327 200
–
– 327 200
Jun 2011 Ytd 342 123
–
– 342 123
Surface
Jun 2011 Qtr
131 197
247 673
201 095
211 685
Mar 2011 Qtr 131 266
219 185
191 594 196 753
Jun 2011 Ytd 128 636
225 653
205 436 203 470
Total
Jun 2011 Qtr
344 006
247 673
201 095
280 240
Mar 2011 Qtr 279 920
219 185
191 594 241 563
Jun 2011 Ytd 289 870
225 653
205 436 251 296
Cash operating costs (ZAR per tonne) Underground
Jun 2011 Qtr
1 446
–
–
1 446
Mar 2011 Qtr 1 370
–
– 1 370
Jun 2011 Ytd 1 330
–
– 1 330
Surface
Jun 2011 Qtr
43
93
23 46
Mar 2011 Qtr 36
93
23 46
Jun 2011 Ytd 38
94
23 47
Total
Jun 2011 Qtr
309 93 23 86
Mar 2011 Qtr 266
93
23 84
Jun 2011 Ytd 283
94
23 86
Gold and Silver revenue (ZAR million)
Jun 2011 Qtr
285.6
216.8
127.8
630.2
Mar 2011 Qtr 295.9
237.6
122.4 655.9
Jun 2011 Ytd 1 185.9
910.9
468.5 2 565.3
Operating proﬁt/(loss) (ZAR million)
Jun 2011 Qtr
(0.6)
55.4
56.2
111.0
Mar 2011 Qtr 25.0
71.6
48.5 145.1
Jun 2011 Ytd 70.0
248.5
158.5 477.0
Capital expenditure (ZAR million)
Jun 2011 Qtr
26.5
40.6
18.5
85.6
Mar 2011 Qtr 27.1
35.6
20.8 83.5
Jun 2011 Ytd 94.4
148.2
57.1 299.7

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief Executive Ofﬁcer), CC Barnes
(Chief Financial Ofﬁcer) • Non-executive: J Turk** • Independent non-executives: GC Campbell* (Non-Executive Chairman),
RP Hume; EA Jeneker • Company secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel:      +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 South Africa
PO Box 390 • Maraisburg 1700 • South Africa
KEY OPERATING AND FINANCIAL RESULTS (Unaudited) (continued)
Imperial
Blyvoor
Crown
Ergo
Total
Operations
Gold produced (oz)
Underground
Jun 2011 Qtr
19 548
–
–
19 548
Mar 2011 Qtr
23 149
–
–
23 149
Jun 2011 Ytd
91 470
–
–
91 470
Surface
Jun 2011 Qtr
8 167
22 152
13 212
43 531
Mar 2011 Qtr
7 362
24 370
12 506
44 238
Jun 2011 Ytd
29 644
95 713
48 352
173 709
Total
Jun 2011 Qtr
27 715
22 152
13 212
63 079
Mar 2011 Qtr
30 511
24 370
12 506
67 387
Jun 2011 Ytd
121 114
95 713
48 352
265 179
Cash operating costs (US$ per oz)
Underground
Jun 2011 Qtr
1 980
–
–
1 980
Mar 2011 Qtr
1 476
–
–
1 476
Jun 2011 Ytd
1 523
–
–
1 523
Surface
Jun 2011 Qtr
599
1 138
920
970
Mar 2011 Qtr
591
975
865
888
Jun 2011 Ytd
573
1 002
915
906
Total
Jun 2011 Qtr
1 573
1 138
920
1 283
Mar 2011 Qtr
1 263
975
865
1 090
Jun 2011 Ytd
1 290
1 002
915
1 119
Gold and silver revenue (US$ million)
Jun 2011 Qtr
42.2
32.1
18.8
93.1
Mar 2011 Qtr
42.9
34.0
17.7
94.6
Jun 2011 Ytd
169.7
130.1
67.1
366.9
Operating proﬁt (US$ million)
Jun 2011 Qtr
–
8.2
8.2
16.4
Mar 2011 Qtr
3.6
10.1
7.0
20.7
Jun 2011 Ytd
10.0
35.6
22.7
68.3
Capital expenditure (US$ million)
Jun 2011 Qtr
3.9
6.0
2.7
12.6
Mar 2011 Qtr
3.9
5.2
3.0
12.1
Jun 2011 Ytd
13.5
21.3
8.2
43.0
CASH OPERATING COSTS RECONCILIATION
R000 unless otherwise stated
Blyvoor
Crown
Ergo
Total
Operations
Total cash costs
Jun 2011 Qtr
293 455
171 614
80 175
545 244
Mar 2011 Qtr
277 929
177 286
76 217
531 432
Jun 2011 Ytd
1 144 117
703 739
324 451
2 172 307
Movement in gold in process
Jun 2011 Qtr
10 352
9 339
10 897
30 588
Mar 2011 Qtr
(5 198)
218
580
(4 400)
Jun 2011 Ytd
(23 878)
9 464
(1 197)
(15 611)
Less: Assessment rates, rehabilitation and other
Jun 2011 Qtr
2 715
4 319
7 692
14 726
Mar 2011 Qtr
2 517
7 246
1 640
11 403
Jun 2011 Ytd
9 817
23 097
11 796
44 710
Less: Corporate and general administration costs
Jun 2011 Qtr
4 559
5 987
730
11 276
Mar 2011 Qtr
4 570
4 116
627
9 313
Jun 2011 Ytd
18 481
18 336
2 482
39 299
Cash operating costs
Jun 2011 Qtr
296 533
170 647
82 650
549 830
Mar 2011 Qtr
265 644
166 142
74 530
506 316
Jun 2011 Ytd
1 091 941
671 770
308 976
2 072 687
Gold produced (kg)
Jun 2011 Qtr
862
689
411
1 962
Mar 2011 Qtr
949
758
389
2 096
Jun 2011 Ytd
3 767
2 977
1 504
8 248
Total cash operating costs (R/kg)
Jun 2011 Qtr
344 006
247 673
201 095
280 240
Mar 2011 Qtr
279 920
219 185
191 594
241 563
Jun 2011 Ytd
289 870
225 653
205 436
251 296
Total cash operating costs (US$/oz)
Jun 2011 Qtr
1 573
1 138
920
1 283
Mar 2011 Qtr
1 263
975
865
1 090
Jun 2011 Ytd
1 290
1 002
915
1 119